As filed with the Securities and Exchange Commission on June 21, 2005.

                                                         File No. 070-______

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                    ------------------------------------------

                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    --------------------------------------------

                      The Cincinnati Gas & Electric Company
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                       (Name of company filing this statement
                     and address of principal executive offices)

                                  Cinergy Corp.

                    (Name of top registered holding company)

                                Gregory C. Ficke
                                    President
                      The Cincinnati Gas & Electric Company
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)





                          Please direct communications to:

George Dwight II                         William C. Weeden
Associate General Counsel                Skadden Arps Slate Meagher & Flom, LLP
Cinergy Corp.                            1400 New York Avenue, N.W.
139 East Fourth Street                   Washington, D.C.  20005
Cincinnati, Ohio 45202                   202-371-7877 (ph)
513-287-2643 (ph)                        202-393-5760 (f)
513-287-3810 (f)                         wweeden@skadden.com
gdwight@cinergy.com


Item 1.  Description of Proposed Transactions

A.       Introduction

         The Cincinnati Gas & Electric Company ("CG&E" or "Applicant"), an Ohio corporation and subsidiary of Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), requests Commission authorization under Sections 9(a) and 10 of the Act to acquire (the "Proposed Acquisition") all or part of an electric generating facility and ancillary assets located near Wheatland, Indiana (the "Facility") from certain subsidiaries of Allegheny Energy, Inc., a Maryland corporation that is also a registered holding company ("Allegheny"), pursuant to the asset purchase transaction described below (the "Transaction").(1)

         The Proposed Acquisition is a reasonable and cost-effective means of meeting CG&E's need for additional generating capacity, and at the same time should assist the financial recovery of Allegheny Energy Supply Company, LLC ("AE Supply"), since at closing AE Supply will receive (through its selling subsidiaries) significant cash consideration. The Proposed Acquisition fully satisfies the statutory requirements. The Federal Energy Regulatory Commission ("FERC") has approved the Transaction under Section 203 of the Federal Power Act ("FPA"). To ensure a timely closing, Applicant requests that the Commission authorize the Proposed Acquisition by September 1, 2005.

B.       CG&E and other parties to Transaction

         i.       Cinergy parties

         Two Cinergy subsidiaries are parties to the Transaction: CG&E and PSI Energy, Inc., an Indiana corporation ("PSI").

         Cinergy directly holds all the outstanding common stock of two public utility companies, CG&E and PSI. Cinergy was created as a holding company in connection with the 1994 merger of CG&E and PSI.(2) Through PSI and CG&E (including its electric and gas utility subsidiary, The Union Light, Heat and Power Company ("ULH&P")), Cinergy provides retail electric and/or natural gas service to customers in central, north central and southern Indiana, southwestern Ohio and northern Kentucky. In addition to its Midwestern-based utility business, Cinergy has numerous non-utility subsidiaries engaged in a variety of energy-related businesses. As of and for the three months ended March 31, 2005, Cinergy reported consolidated total assets of approximately $15 billion and consolidated total operating revenues of approximately $1.3 billion. For further information regarding Cinergy, reference is made to Cinergy's periodic and current reports filed under the Securities Exchange Act of 1934 ("Exchange Act"), including Cinergy's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 and its Annual Report on Form 10-K for the year ended December 31, 2004.

         A combination electric and gas public utility holding company exempt from registration under the Act pursuant to Rule 2(b), CG&E is engaged in the production, transmission, distribution and sale of electric energy and the sale and transportation of natural gas in the southwestern portion of Ohio and, through ULH&P, northern Kentucky.(3) The area served with electricity, gas, or both covers approximately 3,200 square miles, has an estimated population of 2 million people, and includes the cities of Cincinnati and Middletown in Ohio and Covington and Newport in Kentucky. As of March 31, 2005, CG&E owned generating facilities located in Ohio and Kentucky with approximately 5,025 megawatts ("MW") (summer rating) of total capacity.(4) The Public Utilities Commission of Ohio ("PUCO") regulates CG&E with respect to retail sales of electricity and natural gas and other matters, including issuance of securities. As of and for the three months ended March 31, 2005, CG&E reported consolidated total assets of approximately $6.4 billion and consolidated total operating revenues of approximately $823 million.

         The state of Ohio enacted comprehensive electric industry restructuring legislation in 1999.(5) The legislation deregulated electric generation and supply, with electric transmission and distribution continuing as regulated utility functions. Under the law, beginning January 1, 2001, all retail customers in Ohio were allowed to choose their electric generation supplier. Despite retail access in Ohio, CG&E continues to have load responsibility for the great majority of its pre-retail access customer load, and CG&E remains the default service provider for returning customers. Currently, CG&E is in a market development period for residential customers and a competitive retail electric market for non-residential customers, as it transitions to deregulation of electric generation and a competitive retail electric service market in the state of Ohio. Ohio's customer choice legislation provided for a market development (frozen rate) period that began January 1, 2001 and ended December 31, 2004 for non-residential customers and is scheduled to end December 31, 2005 for residential customers. At the end of these market development periods, pursuant to authorization received from the PUCO, CG&E will implement market rates under a rate stabilization plan that covers the period after the market development period through year-end 2008.

         For further information regarding CG&E, including its rate stabilization plan and key elements of Ohio electricity deregulation, reference is made to CG&E's periodic and current reports filed under the Exchange Act, including CG&E's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 and its Annual Report on Form 10-K for the year ended December 31, 2004.

         PSI is engaged in the production, transmission, distribution and sale of electric energy in north central, central and southern Indiana, serving an estimated population of 2.1 million people located in 69 of the state's 92 counties, including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany, and Terre Haute. As of March 31, 2005, PSI owned generating facilities located in Indiana and Ohio with approximately 6,801 MW (summer rating) of total capacity. The Indiana Utility Regulatory Commission ("IURC") regulates PSI with respect to retail sales of electricity and other matters, including issuance of securities. As of and for the three months ended March 31, 2005, PSI reported consolidated total assets of approximately $5.4 billion and consolidated total operating revenues of approximately $425 million. For further information regarding PSI, reference is made to PSI's periodic and current reports filed under the Exchange Act, including PSI's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 and its Annual Report on Form 10-K for the year ended December 31, 2004.

         ii.      Allegheny parties

         Three Allegheny subsidiaries are parties to the Transaction: Allegheny Energy Supply Wheatland Generating Facility, LLC, a Delaware limited liability company ("Wheatland LLC"), Lake Acquisition Company, L.L.C., a Delaware limited liability company ("Lake LLC"), and AE Supply.

         Wheatland LLC is an exempt wholesale generator ("EWG") that owns and operates the Facility.(6) Lake LLC owns certain real estate associated with the Facility, consisting primarily of a nearby lake that supplies raw process water to the Facility.

         Wheatland LLC and Lake LLC are direct wholly-owned subsidiaries of AE Supply, a Delaware limited liability company and registered holding company. AE Supply is a majority-owned subsidiary of Allegheny.(7) AE Supply owns and operates electric generation facilities and associated transmission facilities necessary to deliver the electric output of its generation to the transmission network. AE Supply markets power in competitive wholesale markets, pursuant to market-based rate authority granted by the FERC.

         For further information regarding Allegheny and its subsidiaries including AE Supply, reference is made to Allegheny's periodic and current reports filed under the Exchange Act, including Allegheny's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 and its Annual Report on Form 10-K for the year ended December 31, 2004.

C.       Terms of Transaction

         Pursuant to the terms, including conditions to closing, of an Asset Purchase Agreement, dated as of May 6, 2005 ("Purchase Agreement"), among CG&E and PSI, as buyers, and Wheatland LLC, Lake LLC and AE Supply, as seller parties, CG&E and PSI have agreed to buy, and the Allegheny seller parties have agreed to sell, the assets comprising the Facility for a cash purchase price payable at closing of $100 million.(8)

         Located near Wheatland, Indiana in Knox County, the Facility is a 508 MW (nameplate rating) natural gas-fired, simple cycle merchant peaking plant, comprised of four Siemens Westinghouse 501D5A single fuel gas combustion turbines, together with related assets and properties. Raw water for the Facility (used for certain processes, including nitrogen oxide control and inlet air cooling) is supplied via underground piping from a nearby lake (covering approximately 32 to 34 acres) owned by Lake LLC.(9) The Facility is directly interconnected to a 345 kV transmission line owned by PSI and a 345 kV transmission line owned by Indianapolis Power and Light Company ("IP&L"). The Facility was built in 1999 and began commercial operations in 2000. The following year, AE Supply acquired the Facility from its initial owner, a subsidiary of Enron Corporation.

         Under the Purchase Agreement, subject to the terms and conditions thereof, CG&E and PSI have jointly agreed to purchase the Facility. Like CG&E, PSI needs additional on-system generating capacity to reliably serve its electric customers. PSI has applied to the IURC seeking a certificate of public convenience and necessity to acquire the Facility. Assuming IURC approval thereof, and satisfaction of all other conditions to closing, PSI would acquire 50% to 100% of the Facility. If the IURC does not approve PSI's application, then, subject to the terms and conditions of the Purchase Agreement, including receipt of all required regulatory approvals, CG&E would acquire all of the Facility. In the event CG&E and PSI jointly acquire the Facility, they would determine, and notify the Allegheny selling parties of, their respective tenancy in common ownership interests prior to closing; pay the purchase price on a pro rata basis consistent with such ownership interests; and at closing enter into a joint ownership and operation agreement or other cotenancy agreement.

         In general, the Purchase Agreement contains terms and conditions customary for transactions of this type, including with respect to allocation between the seller and buyer parties of post-closing responsibility for known and contingent liabilities relating to the Facility; representations and warranties; pre-closing and post-closing covenants; conditions to closing; rights of the parties prior to closing to abandon the Transaction; closing deliveries; and post-closing indemnification.

         Closing of the Transaction is conditioned on, among other matters, receipt by the parties of all required regulatory approvals, including authorization of the Transaction by the FERC under FPA and clearance of the Transaction by the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") and (i) solely with respect to CG&E, authorization of the Proposed Acquisition by this Commission under the Act and (ii) solely with respect to PSI, authorization of its proposed acquisition of all or part of the Facility by the IURC pursuant to the requirements of Indiana law. The Purchase Agreement further provides that if by November 30, 2005 the required regulatory approvals have been obtained for one buyer, but not the other, the closing will occur promptly thereafter (assuming all other conditions to closing have been met) with the buyer that has received all of its required regulatory approvals acquiring 100% of the Facility.

         The preceding summary is intended only as a general outline of material terms of the Transaction. For a comprehensive description, reference is made to the full text of the Purchase Agreement, a copy of which is filed herewith.

         CG&E intends to finance the Proposed Acquisition (x) initially with short-term debt and (y) on a permanent basis with an appropriate mix of long-term debt and equity. Any such security issuances would be exempt from Commission jurisdiction pursuant to Rule 52 under the Act.

Item 2.  Fees, Commissions and Expenses

         Applicant estimates that the total fees and expenses paid or payable by it and PSI and any other associate company thereof in connection with the Transaction will not exceed $1.8 to 2.0 million, consisting primarily of fees and expenses of outside counsel, investment bankers, economists and engineering firms.

Item 3.  Applicable Statutory Provisions

         Sections 9(a) and 10 of the Act and Rule 54 thereunder are applicable to the Proposed Acquisition.

A.       Sections 9(a) and 10

         The Proposed Acquisition is subject to Commission jurisdiction under
Section 9(a)(1) of the Act, which provides in relevant part that unless the acquisition has been approved by the Commission under Section 10, it shall be unlawful for any subsidiary company of a registered holding company "to acquire, directly or indirectly, any ... utility assets." As explained below, the Proposed Acquisition fully complies with Section 10. Among other considerations:

        o The Proposed Acquisition will not create a detrimental "concentration of control";

        o The proposed purchase price is fair and reasonable;

        o The Proposed Acquisition is in the public interest and the interests of investors and consumers;

        o The Proposed Acquisition will have no adverse effect on the integrated status of Cinergy's electric utility system;

        o The Proposed Acquisition promotes the economical and efficient development of Cinergy's integrated electric utility system; and

        o The Proposed Acquisition will comply with all applicable state laws.

                  i.       Section 10(b)

         Section 10(b) of the Act provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

        (1) Such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

        (2) In case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

        (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.(10)

         Each of these provisions is considered in turn below.

                  a.       Section 10(b)(1)

         Section 10(b)(1) of the Act requires the Commission to approve a proposed acquisition unless it finds that the proposed acquisition will "tend towards interlocking relations or the concentration of control of public utility companies of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." CG&E's proposed acquisition neither tends toward interlocking relations nor a detrimental concentration of control.

                           1.       Interlocking relations

         The Transaction is structured as an asset purchase of a power plant. As such, it is fundamentally different from other classes of transactions subject to the Commission's review under Section 10, such as merger transactions combining previously unaffiliated companies, where the interlocking relations standard is relevant. No interlocking relations within the meaning of Section 10 will result from the Proposed Acquisition.

                           2.       Concentration of control

         Under the Section 10(b)(1) concentration of control test, the Commission "considers various factors, including the size of the resulting system and the competitive effects of the acquisition."(11) These factors are discussed below.

                           A.       Size

         Under Section 10(b)(1), the Commission historically has considered the size of the resulting holding company system. The Commission has consistently rejected a mechanical size analysis under Section 10(b)(1), instead assessing the size of the resulting system as it relates to the efficiencies and economies that can be achieved through the integration and coordination of the new system's utility operations.(12) Section 10(b)(1) allows the Commission to "exercise its best judgment as to the maximum size of a holding company in a particular area, considering the state of the art and the area or region affected."(13)

         In any event, the Transaction raises no issues under this standard. The acquisition of the Facility will not appreciably increase the overall size of Cinergy's holding company system.

                           B.       Antitrust Considerations

         The Commission's analysis under Section 10(b)(1) also considers federal antitrust policies. As noted earlier, the FERC also has jurisdiction over the Transaction under Section 203 of the FPA. And in fact the FERC has already found that the Transaction is consistent with the public interest based, in part, upon consideration of the anticompetitive consequences, if any, of the Transaction. Likewise the DOJ or FTC will review the Transaction for its potential effects on competition under the HSR Act. The Commission historically has relied upon the expertise of these other federal regulators in determining the anticompetitive effects of proposed mergers and acquisitions, and the D.C. Circuit has upheld the Commission's ability to "watchfully defer" to these other regulators:

         [W]hen the SEC and another regulatory agency both have jurisdiction over a particular transaction, the SEC may "watchfully defer[]" to the proceedings held before - and the result reached by - that other agency.(14)

         With respect to the instant transaction, Applicant respectfully requests that the Commission watchfully defer to the DOJ/FTC and the FERC on the question of competitive issues. Consummation of the Transaction may not take place until and unless potential competitive concerns have been addressed by these agencies under the HSR Act procedures as well as under Section 203 of the FPA.

                           i.       DOJ/FTC

         In early June 2005, Cinergy and Allegheny filed Premerger Notification and Report Forms under the HSR Act with the DOJ and FTC regarding the Transaction. The HSR Act prohibits consummation of the Transaction until the statutory waiting period initiated by the filing of those notifications has expired or been earlier terminated.

                           ii.      FERC

         On May 10, 2005, Cinergy Services, Inc., Cinergy's service company subsidiary ("Cinergy Services"), on behalf of CG&E and PSI, and AE Supply filed a joint application with the FERC under Section 203 of the FPA for approval of the Transaction (Docket No. EC05-79-000) ("203 Application"). A copy of the 203 Application (including the affidavit of Dr. Hieronymous referred to below) is filed herewith.

         Section 203 of the FPA states that "if the [FERC] finds that the proposed disposition . . . will be consistent with the public interest, it shall approve the same."(15) The FERC has promulgated a Merger Policy Statement providing that, when determining whether a proposed disposition of jurisdictional facilities is consistent with the public interest, it will evaluate the effects of the proposed transaction on competition, rates and regulation.(16) Under Section 203, applicants need not show that a transaction positively benefits the public interest, but rather simply that it is consistent with the public interest.(17) In the 203 Application the applicants show that the Transaction is consistent with the public interest.

         Regarding competitive effects, the 203 Application explains that the Transaction will not have a significant impact on market concentration or competition within the relevant geographic market. The FERC applicants retained Dr. William Hieronymus of Charles River Associates, a consulting firm with extensive experience in electric utility mergers, to perform the competitive screen analysis prescribed by the FERC's Merger Policy Statement, which is intended to comport with the DOJ/FTC's horizontal merger guidelines. Dr. Hieronymus concludes that the Transaction will have only a minimal effect on market concentration under even under the most conservative definition of the relevant geographic market. Further, as shown in the FERC 203 Application, the Transaction will not raise vertical market power concerns either due to the combination of the Facility with Cinergy's transmission assets, or due to Cinergy's natural gas distribution or sales services within its franchised service territory.

         On June 16, 2005, the FERC issued an order under Section 203 of the FPA finding that the Transaction is consistent with the public interest.(18) Regarding effects on competition, the FERC found that the Transaction would not result in any adverse impacts on competition.(19) A copy of the FERC order is included herewith.

                  b.       Section 10(b)(2)

         Under Section 10(b)(2), the Commission may not approve the Proposed Acquisition if it finds that the consideration, including all fees, commissions and other remuneration, is unreasonable or does not bear a fair relation to the sums invested in, or the earning capacity of, the utility assets underlying the securities to be acquired.

         The purchase price payable for the Facility was arrived at through arm's length negotiations between non-affiliated parties. Applicant conducted extensive due diligence with respect to the Facility in order to satisfy itself as to the operating condition of the Facility and any other issues (technical, environmental or otherwise) potentially associated with the Facility, including retaining the firm of Burns & McDonnell to perform an engineering assessment of the plant. Applicant is already generally familiar with the Facility's Westinghouse "D-Frame" gas combustion turbine technology, since that same technology is used at another peaking facility owned by an associate company. In addition to this robust due diligence process, Applicant negotiated representations and warranties, conditions to closing and post-closing indemnification provisions in the Purchase Agreement, effectively backstopping its due diligence process and the purchase price. In short, Applicant believes that the price for the Facility accurately reflects, within a reasonable range, the market value of the Facility. The Commission has long recognized that prices arrived at through arm's length negotiations are particularly probative evidence under Section 10(b)(2).(20)

         Regarding the fees, Applicant submits that the fees and expenses payable by it and its associate companies in connection with the Transaction are reasonable for a transaction of this size.

                  c.       Section 10(b)(3)

         Under Section 10(b)(3), the Commission may not approve a proposed acquisition if it would unduly complicate the capital structure of the holding company system or be detrimental to the public interest, the interest of investors or consumers or the proper functioning of such holding company system. The Transaction presents no concerns under these criteria.

         In the first place, the Transaction will not result in any complication to the capital structure of Cinergy's holding company system, much less an "undue" complication. The Transaction is simple and straightforward, comprising an asset purchase for $100 million that will be financed as to CG&E on a long-term basis by an appropriate mixture of debt and equity.

         Second, the Transaction is in the public interest and the interests of investors and consumers and is not detrimental to the proper functioning of Cinergy's holding company system. The Transaction is a reasonable and cost-efficient means of meeting CG&E's need for additional generating capacity.

         ii.      Section 10(c)

         Section 10(c) of the Act establishes additional standards for approval of the Proposed Acquisition. Under Section 10(c), the Commission may not approve:

        (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of
                  Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

        (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.(21)

                  a. Section 10(c)(1)/Section 11(b)(1)(Single integrated public utility system)

         As a preliminary matter, Section 10(c)(1) requires that the Proposed Acquisition be lawful under the provisions of Section 8 of the Act. Section 8 prohibits an acquisition by a registered holding company of an interest in an electric and gas utility serving substantially the same area without the express approval of the state commission where that state's law prohibits or requires approval of the acquisition. This section is not applicable here, since the Transaction involves the proposed purchase of only an electric generating facility.

         Section 10(c)(1) also requires that the Proposed Acquisition not be detrimental to the carrying out of the provisions of Section 11. As relevant to the Proposed Acquisition, Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public-utility system."(22) Section 2(a)(29)(A) of the Act defines an integrated public utility system, as applied to an electric utility system, as:

         a system consisting of one or more units of generating plants and/or transmission lines and/or distribution facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

         Cinergy's electric utility properties are integrated today and have been since the consummation of the merger that created the Cinergy holding company system. The instant transaction -- the proposed acquisition by Cinergy utilities of a generation facility located in Indiana and directly interconnected to Cinergy's transmission system -- would not be expected to and does not raise any integration issues.

         Specifically, the Facility is directly interconnected to Cinergy's transmission system via a 345 kV transmission line owned by PSI.

         With respect to economic and coordinated operations, the Midwest Independent Transmission System Operator, Inc., a FERC-approved regional transmission organization ("MISO"), began operating a centralized energy market in the Midwest on April 1, 2005, in connection with which the MISO has assumed responsibility for coordinated centralized dispatch of all generation resources within the Midwest region served by the MISO and for service to all load within that region. Thus, Cinergy's generating facilities in the region will be dispatched by the MISO; and its load will be served economically and reliably as a result of that dispatch process. Notwithstanding the launch of the MISO energy markets, CG&E and PSI retain the right to make sales of energy to each other on a bilateral basis at prevailing market prices. Accordingly, to the extent that CG&E acquires an interest in the Facility, that interest would be dispatched on an economic basis through bidding into the MISO market, sales to PSI or other bilateral transactions and therefore may ultimately serve CG&E load, PSI load or other load within the MISO footprint.

         As stated before, the Facility is located in the same area or region as Cinergy's existing electric utility assets. Finally, the acquisition of the Facility will not appreciably increase the overall size of Cinergy's electric utility system (e.g., it would increase the size of CG&E's and PSI's generation portfolio by less than 4%, based on MW).

                  b.       Section 10(c)(2)

         Section 10(c)(2) requires that the Commission approve a proposed transaction if it will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. For the reasons discussed above, upon closing of the Transaction, Cinergy's electric system will remain integrated. The Transaction will also tend towards the economic and efficient development of Cinergy's electric system. The Proposed Acquisition is a reasonable and cost-effective means of meeting CG&E's capacity needs.

         iii.     Section 10(f)

         Finally, with respect to the standards of Section 10 applicable to the Proposed Acquisition, Section 10(f) provides that:

         The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

         CG&E will comply with all applicable state laws in respect of the Proposed Acquisition. The PUCO has no jurisdiction over CG&E's Proposed Acquisition.(23)

         In sum, as shown above, the Proposed Acquisition clearly meets the requirements of Section 9(a) and 10 of the Act.

B.       Rule 54

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a foreign utility company (as defined in Section 33 of the Act, "FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a),
(b) and (c) of Rule 53 are satisfied.

         Cinergy's aggregate investment in EWGs and FUCOs is within the "safe harbor" afforded by Rule 53(a). At March 31, 2005, Cinergy's "aggregate investment" (as defined in Rule 53(a)(1)) was approximately $744 million and Cinergy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were approximately $1,587 million.

         Likewise, Cinergy satisfies all of the other conditions of paragraphs
(a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will promptly provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.  Regulatory Approval

         No state or federal regulatory agency, other than the Commission under the Act and those described below, has jurisdiction over the Proposed Acquisition.

         As noted above, the FERC has jurisdiction over the Proposed Acquisition under Section 203 of the FPA, and the parties have filed their 203 Application. In addition, the Transaction is subject to the premerger notification requirements under the HSR Act, and the parties have filed the requisite Notification and Report Forms with the DOJ and FTC.(24)

Item 5.  Procedure

         Applicant requests that the Commission publish a notice with respect to the Proposed Acquisition by not later than July 15, 2005 and issue an order as soon as practicable after the expiration of the applicable public notice period, but no later than August 30, 2005 granting and permitting this application to become effective. Applicant waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements

(a)      Exhibits

            A        Not applicable

            B Purchase Agreement (filed in paper format pursuant to a claim for confidential treatment under Rule 104(b))

            C        Not applicable

            D-1 203 Application (without exhibits, except for Exhibit WHH-1 thereto, Affidavit of William H. Hieronymous) (Docket No. EC05-79-000)

            D-2 Order of FERC, issued June 16, 2005 (Docket No. EC05-79-000)approving 203 Application

            E        Map

            F-1      Preliminary opinion of counsel

            G        Proposed form of Federal Register notice

(b)      Financial Statements

            FS-1 Consolidated balance sheet of Cinergy as of March 31, 2005 (filed as a part of and hereby incorporated by reference from Cinergy's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005)

            FS-2 Consolidated statement of income of Cinergy for the three months ended March 31, 2005 (filed as a part of and hereby incorporated by reference from Cinergy's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005)

            FS-3 Consolidated balance sheet of CG&E as of March 31, 2005
            (filed as a part of and hereby incorporated by reference from CG&E's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005)

            FS-4 Consolidated statement of income of CG&E for the three months ended March 31, 2005 (filed as a part of and hereby incorporated by reference from CG&E's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005)

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                              SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the officer indicated below.

         Dated:  June 21, 2005



                                        The Cincinnati Gas & Electric Company

                                     By: /s/Gregory C. Ficke
                                         Gregory C. Ficke
                                         President



(1) Although PSI Energy, Inc. is also a party to the Transaction, its proposed acquisition of all or part of the Facility requires express authorization from the Indiana Utility Regulatory Commission and accordingly is exempt from Commission jurisdiction pursuant to Section 9(b)(1) of the Act. By contrast, the Public Utilities Commission of Ohio does not have jurisdiction over CG&E's proposed acquisition of all or part of the Facility.

(2) See Cinergy Corp., HCAR No. 26146, Oct. 21, 1994.

(3) ULH&P, CG&E's only significant subsidiary, is engaged in the transmission, distribution, and sale of electric energy and the sale and transportation of natural gas in northern Kentucky. The area served with electricity, gas, or both covers approximately 500 square miles, has an estimated population of 330,000 people and includes the cities of Covington and Newport in northern Kentucky. The Kentucky Public Service Commission regulates ULH&P with respect to retail sales of electricity and natural gas and other matters, including issuance of securities. As of and for the three months ended March 31, 2005, ULH&P reported total assets of approximately $460 million and total operating revenues of approximately $112 million. For further information regarding ULH&P, reference is made to ULH&P's periodic and current reports filed under the Exchange Act, including ULH&P's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 and its Annual Report on Form 10-K for the year ended December 31, 2004. CG&E's other subsidiaries are immaterial to its business. Miami Power Corporation is an electric utility company whose business is limited to ownership of a 138 kilovolt ("kV") transmission line extending from the Miami Fort Power Station in Ohio (in which CG&E owns various generating units) to a point near Madison, Indiana. KO Transmission Company is a nonutility company that owns interests in certain natural gas pipeline facilities located in Kentucky. Tri-State Improvement Company is a nonutility company that acquires and holds real estate intended for future use in CG&E's utility business. Cinergy Power Investments, Inc. is an inactive subsidiary with no business operations formed to hold one or more of CG&E's deregulated power plants. CG&E also owns 9% of the voting securities of Ohio Valley Electric Corporation, which owns certain electric generating facilities.

(4) As of such date, CG&E had not consummated a proposed intrasystem transfer of certain generating facilities. More specifically, at March 31, 2005 (and as of the date of this application), CG&E had not yet received Commission authorization to transfer to ULH&P three generating facilities with 1,039 MW of total capacity (summer rating). See Application-Declaration as amended in File No. 70-10254.

(5) Ohio Rev. Code Ann. ss. 4928.01 et seq. Neither of the other states where Cinergy conducts franchised utility businesses, Indiana and Kentucky, has enacted electric industry deregulation legislation or has otherwise initiated retail electric customer choice programs, nor are there any such public proposals pending.

(6) Wheatland LLC was originally named West Fork Land Development Co., L.L.C. ("West Fork") and was a subsidiary of Enron Corp. West Fork was granted EWG status in 2000, see West Fork Land Dev. Co., 90 FERC P. 62,153 (2000), and it was acquired the following year by AE Supply, see Enron North America Corp., 94 FERC P. 62,143 (2001), which subsequently changed the company's name to reflect the change in ownership.

(7) Allegheny and Merrill Lynch own approximately 98% and 2%, respectively, of the membership interests in AE Supply.

(8) The purchase price is subject to potential increase not to exceed $2 million in the event of certain capital expenditures required by law with respect to the Facility.

(9) As used in the Purchase Agreement, and for purposes of this application, the "Facility" includes all the fixtures, equipment, assets and properties, real and personal (including the aforementioned lake), tangible or intangible, comprising or associated with the Wheatland Generating Station, together with certain liabilities associated therewith, all as more particularly described in the Purchase Agreement.

(10) 15 U.S.C. ss. 79j(b)(1)-(3) (2004).

(11) Entergy Corp., HCAR No. 25952 (Dec. 17, 1993), request for reconsideration denied, HCAR No. 26037 (Apr. 28, 1994), remanded sub nom. Cajun Elec. Power Coop. Inc. v. SEC, 1994 WL 704047 (D.C. Cir. Nov. 16, 1994) on remand, Entergy Corp., HCAR No. 26410 (Nov. 17, 1995) (citations omitted) ("Entergy").

(12) Entergy, supra (rejecting "conclusory assertions that the combined systems would be too large to satisfy [Section 10(b)(1)]" and finding that merger created a "large system, but not one that exceeds the economies of scale of current electrical generation and transmission technology.")

(13) American Electric Power Co., HCAR No. 20633 (July 21, 1978).

(14) Madison Gas & Elec. Co. v. SEC, 168 F.3d 1337, 1341-42 (D.C. 1999), citing
City of Holyoke Gas & Elec. Dep't v. SEC, 972 F.2d 358 (D.C. Cir. 1992).

(15) 16 U.S.C. ss. 824b (2004).

(16) Inquiry Concerning the Commission's Merger Policy Under the Federal Power
Act: Policy Statement, Order No. 592, FERC Stats. & Regs., Regs. Preambles P. 31,044 at 30,111 (1996), order on reconsideration, Order No. 592-A, 79 FERC P. 61,321 (1997) ("Merger Policy Statement"). The FERC affirmed the approach embodied in the Merger Policy Statement in Order No. 642, which revised the filing requirements under Part 33 of its Regulations (covering, inter alia, applications filed under Section 203 of the FPA). See Revised Filing Requirements Under Part 33 of the Commission's Regulations, Order No. 642, 1996-2000 FERC Stats. & Regs., Regs. Preambles P. 31,111 (2000).

(17) See, e.g., Texas-New Mexico Power Co., 105 FERC P. 61,028 at P 23 & n.14
(2003) (citing Pacific Power & Light Co. v. FPC, 111 F.2d 1014, 1016-17 (9th Cir. 1940)).

(18) Cinergy Services, Inc., et al., Order Authorizing Disposition and Acquisition of Jurisdictional Facilities, 111 FERC P. 62,306 (June 16, 2005).

(19) In this regard the FERC's order states:
    Applicants state that the proposed transaction is consistent with the public interest and will have no adverse affect on competition. As to competition, Applicants argue that the transaction will have only a minimal effect on market concentration even under the most conservative definition of the relevant geographic market. Concerning vertical market power, Applicants maintain that the proposed transaction will not negatively impact competition with regard to transmission because operational control of Cinergy's public utility subsidiaries' transmission systems is pursuant to MISO's TEMT on file with the Commission. In addition, Applicants argue that the proposed transaction raises no vertical market power concerns in that it will not increase Cinergy's control over natural gas supplies or delivery services.
Id. at 3.

(20) See, e.g., Ohio Power, HCAR No. 16753 (June 8, 1970).

(21) 15 U.S.C. ss. 79j(c) (2004).

(22) Section 11(b)(1) also requires that registered holding company systems limit their non-utility operations to those that "are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." That restriction has no applicability to the Transaction, which is limited to the proposed purchase of utility assets. Further, Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." Likewise, this restriction has little or no relevance to the Transaction, which involves a direct purchase of utility assets by CG&E (and/or PSI); no corporate structure concerns are implicated by the Transaction.

(23) In May 2005, CG&E filed a petition with the IURC requesting that it issue an order declining to exercise jurisdiction over CG&E's ownership and operation of, and financing, accounting and ratemaking for, the Facility if CG&E ultimately acquires all or a portion thereof.

(24) The PUCO does not have jurisdiction over the Proposed Acquisition. As noted above, CG&E has filed a petition with the IURC requesting that it decline jurisdiction over CG&E's ownership and operation of the Facility if CG&E ultimately acquires all or a portion thereof. The IURC has routinely granted similar requests on behalf of owners of generating or other utility facilities in Indiana that do not provide retail service to Indiana customers -- as would be the case here with CG&E.